Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: 763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com
VIA CORRESPONDENCE
October 14, 2020
Ms. Elisabeth M. Bentzinger
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC 20549-8626
Re:	Allianz Life Insurance Company of North America
Allianz Life Variable Account B
Registration Statement No. 333-90260, Post Effective Amendment No. 21 (High Five)
Registration Statement No.  333-82329, Post Effective Amendment No. 33 (Alterity)
Registration Statement No.  333-95729, Post Effective Amendment No. 31 (Rewards)
Registration Statement No. 811-05618, Amendment Nos. 534, 535, and 536
Ms. Bentzinger:
We received oral comments from you on August 31, 2020, October 7 and October 8 with respect to Registrant’s Post-Effective Amendment No. 21 to Registration Statements No. 333-90260 filed on July 17, 2020; No. 333-82329 filed on August 26, 2020; and No. 333-95729 filed on September 11, 2020. We applied comments received to all Registration Statements where appropriate.
HIGH FIVE, Registration Statement No. 333-90260
COVER PAGE
1.	Please consider disclosing that the company is no longer accepting Purchase Payments unless the Contract was issued in Connecticut, Florida, or New Jersey.
Responses:
1.	Revised as requested. We also revised Alterity.
FEE TABLES
2.	In the first sentence after “Owner Transaction Expenses” there is a word missing; please add “be” to “which can negative”.
Response:
2.	Revised as requested.
FEE TABLES - EXAMPLES
3.	The 1.45% M&E charge does not reflect the most expensive combination of benefits and Contracts. Please use the highest M&E charge of 1.60% even though it is not for the most recently offered Contract.
Response:
3.	Revised as Requested. We also revised Alterity and Rewards.
THE VARIABLE ANNUITY CONTRACT
4.	Please clarify which states allow additional Purchase Payments.
Response:
4.	Revised as requested. We also revised Alterity.

FINANCIAL ADVISER FEES
5.
Please disclose the impact of treating fee deductions as a withdrawal. For example, a withdrawal reduces guaranteed values such as death benefits, perhaps significantly. Please also state fee deductions are subject to a withdrawal charge and MVA.

Response:
5.	Revised as requested. We also revised Alterity.
DEATH BENFEIT
6.	In the gray bar stating what is included in withdrawals, please clarify if this includes the MVA.
Response:
6.	Revised as Requested.
FINANCIAL STATEMENTS
7.
Item 23(b) of Form N-4 requires the consolidated balance sheets to be include in the SAI. Please confirm that you will move the consolidated balance sheets from Part C of the registration statement to the SAI.

Response:
7.	Confirmed. We also move the consolidated balance sheets for Alterity and Rewards.
STATUS PURSUANT TO SECURITIES EXCHANGE ACT OF 1934
8.	The Rule 12h-7 paragraph can be removed for products that are filed solely on Form N-4.
Response:
8.	Revised as requested. We also revised Alterity and Rewards.
APPENDIX A – CONDENSED FINANCIAL INFORMATION
9.	Please include the 1.60% M&E charge in this Appendix and move the 1.45% M&E charge to the SAI.
Response:
9.	Revised as requested. We also revised Alterity and Rewards to reflect the least expensive combination of benefits offered for all versions of the Contract.
STATEMENT OF ADDITIONAL INFORMATION – FINANCIAL STATEMENTS
10.	Please clarify the all periods for the financial statements, not just those ended in 2019.
Response:
10.	Revised as requested. We also revised Alterity and Rewards.
PART C, ITEM 24.a
11.	Please clarify that you have consents for both PWC and KPMG.
Response:
11.	Revised as requested. We also revised Alterity and Rewards.
PART C, SIGNATURES
12.	Please clarify who is the principal account officer.
Response:
12.	Revised as requested. We also revised Alterity.
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ALTERITY, Registration Statement No. 333-82329
COVER PAGE
13.	Please confirm that you will move the previous versions of the product from the SAI to the Prospectus. Please update the paragraph in the Cover Page regarding the previous versions of the product.
Responses:
13.	Confirmed and revised as requested. We also revised Rewards.

FEE TABLES – Additional M&E Charges
14.	Please add total columns for Maximum and Current.
Response:
14.	Revised as requested. We also revised Rewards.
FEE TABLES - EXAMPLES
15.	Please update the examples to reflect the most expensive combination of benefits for all versions of the Contract.
Response:
15.	Revised as requested. We also revised Rewards.
EXPENSES – Separate Account Annual Expenses, Additional M&E Charge
16.	Please add total columns for Maximum and Current.
Response:
16.	Revised as requested. We also revised Rewards.
PART C, Item 27- CONDENSED FINANCIAL INFORMATION
17.	Please update the date in this section.
Responses:
17.	Revised as requested. We also revised High Five and Rewards.
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REWARDS, Registration Statement No. 333-95729
COVER PAGE
18.	Please update dates referencing May 1, 2018 throughout to the correct date.
Responses:
18.	Revised as requested.

Please contact Stewart Gregg or Samantha Rawleigh with any questions or comments you may have concerning the enclosed. Stewart can be reached at (612)930-7511. Samantha can be reached at (763)765-5127. Both Stewart and Samantha can be reached at the following address:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416.
Sincerely,
Allianz Life Insurance Company of North America

By:	/s/ Stewart D. Gregg
Stewart D. Gregg
Senior Securities Counsel

cc:	Samantha Rawleigh